Exhibit 99.1

press release

ArcelorMittal announces commitment for new US$3bn term loan facility

16 April 2020, 11:00 CET
Confirming the continued strong support of its key relationship banks, on 16 April 2020 ArcelorMittal (the “Company”) received underwriting commitments in respect of a new US$3bn credit facility (the “Credit Facility”).
The Credit Facility represents a new commitment from BNP Paribas, Crédit Agricole Corporate & investment Bank, J.P. Morgan and Société Générale, and further enhances  the Company's already strong liquidity position of $10.5bn as of 31 December 2019, including a €5.5bn revolving credit facility, which remains undrawn and is fully available until December 2024.
The new Credit Facility will have a maturity of 12 months and can be used for general corporate purposes. While the Company has no immediate need to draw on this new Credit Facility it provides additional financial flexibility in the current extraordinary circumstances.